SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act Of 1934

                                (Amendment No. 1)

                              DIGIMARC CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   253-807-101
                      (CUSIP Number of Class of Securities)

                             ----------------------

                   Mr. Ian R. Halifax, Chief Financial Officer
                             Macrovision Corporation
                               1341 Orleans Drive
                           Sunnyvale, California 94098
                                 (408) 743-8600
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                               David Herbst, Esq.
                             Gregory J. Rubis, Esq.
                         Manatt, Phelps & Phillips, LLP
                         1001 Page Mill Road, Building 2
                            Palo Alto, CA 94304-1006
                                 (605) 812-1300

                                October 20, 2000
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.


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CUSIP No. 253-807-101             SCHEDULE 13D                Page 2 of 10 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Macrovision Corporation
      77-0156161
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        2,014,458
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,014,458
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,014,458
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP No. 253-807-101                  13D                    Page 3 of 10 Pages
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Item 1. Security and Issuer.

      This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock"), of Digimarc Corporation, a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 19801 SW 72nd Avenue, Suite 250, Tualatin, Oregon 97602.

Item 2. Identity and Background.

      (a)-(c) This Schedule 13D is filed by Macrovision Corporation, a Delaware corporation (the "Reporting Person"). The address of the principal business and principal office of the Reporting Person is 1341 Orleans Drive, Sunnyvale, California 94098. The Reporting Person develops and markets content protection and rights management technology and products to prevent the unauthorized duplication, reception or use of video and audio programs and computer software. These products and services are marketed primarily to the consumer multimedia and business software publishers, home video, pay-per-view, cable, satellite and video security markets.

      To the best of the Reporting Person's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of the Reporting Person, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

      (d)-(e) During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      In December 1997, the Reporting Person invested $1.5 million, and in June 1999, invested an additional $2 million in the Issuer pursuant to that certain Digimarc Corporation Series C Preferred Stock Purchase Agreement dated December 31, 1997 and that certain Digimarc Corporation Series D Preferred Stock Purchase Agreement dated June 8, 1999, respectively (collectively, the "Agreements"). The Reporting Person used working capital to make the investments. The preferred stock issued under the Agreements was converted to shares of Issuer


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CUSIP No. 253-807-101                  13D                    Page 4 of 10 Pages
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Common Stock in accordance with the terms of the Agreements upon the completion of Issuer's Initial Public Offering on December 14, 1999.

      The Reporting Person and the Issuer entered into an Investors Rights Agreement dated November 2, 1999. Under the terms of the Investors Rights Agreement, the Reporting Person has certain rights to require the Issuer to register the Shares held by the Reporting Person. The Reporting Person periodically makes strategic investments in companies with complementary or compatible technologies or products, such as the Issuer. Pursuant to a Marketing Agreement with the Issuer, the Reporting Person and the Issuer are jointly developing a digital video watermarking copy protection solution to address the digital-to-digital copying issues associated with the next generation of recordable DVD and digital videocassette recording devices. Digimarc and Macrovision share equally in the net royalties derived from the technology in the stated field of use. Under the terms of the agreement, Macrovision has the exclusive right to market the technology in the field of use.

      The Reporting Person and the Issuer entered into a Strategic Investment Agreement dated as of September 17, 2000. Under the terms of the agreement, the Issuer issued 1,089,983 of Issuer Common Stock to the Reporting Person in return for cash consideration of $20.00 per share with the result that the Reporting Person controls 12.5% of Issuer Common Stock. Prior to consummation, the transaction was subject to regulatory review under federal law. The transaction was consummated on October 20, 2000. The agreement is filed as an exhibit to this Schedule 13D. Among the provisions of the agreement, under certain circumstances, the Issuer is required to register the Shares held by the Reporting Person for possible resale by the Reporting Person and the Reporting Person's ability to acquire additional Shares is restricted. Pursuant to the agreement, the Issuer appointed the president of the Reporting Person to the Issuer's board of directors. The source of the $21.8 million purchase price was the working capital of the Reporting Person.

      The source of funds for purchases of Shares by executive officers and directors of the Reporting Person was personal funds of each individual.

Item 4. Purpose of the Transaction.

      (a)-(j) The information set forth in Item 3 is hereby incorporated herein by reference.

      Except as set forth above, the Reporting Person and executive officers and directors of the Reporting Person do not have any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;


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CUSIP No. 253-807-101                  13D                    Page 5 of 10 Pages
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      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

      (e) Any material changes in the present capitalization or dividend policy of the Issuer;

      (f) Any other material change in the Issuer's business or corporate structure;

      (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) Any action similar to any of those enumerated above.

Item 4. Interest in Securities of the Issuer.

      (a)-(b) The number of Shares covered is 2,014,458, which, based on the number of Shares outstanding on October 20, 2000, as represented by the Issuer, and additional Shares issued in connection with this transaction and another transaction not involving the Reporting Person, constitutes 12.5% of Issuer Common Stock. Prior to the consummation of the transaction, the Reporting Person owned 924,475 Shares, constituting approximately 7.1% of Issuer Common Stock.

      The following executive officers and directors of the Reporting Person beneficially own Shares: John O. Ryan (sole voting and dispositive power over 9,500 Shares); William A. Krepick (shared (with spouse) voting and dispositive power over 1,500 Shares); Carol Flaherty (shared (with spouse) voting and dispositive power over 3,000 Shares); and Ian R. Halifax (sole voting and dispositive power over 100 Shares). The Shares owned by these individuals are not included in the Shares owned by the Reporting Person.


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CUSIP No. 253-807-101                  13D                    Page 6 of 10 Pages
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      (c) Other than as set forth in Item 5(a)-(b), to the best of the Reporting
Person's knowledge as of the date hereof (i) neither the Reporting Person nor any subsidiary or affiliate of the Reporting Person nor any of the Reporting Person's executive officers or directors, beneficially owns any shares of Issuer Common Stock, and (ii) there have been no transactions in the shares of Issuer Common Stock effected during the past 60 days by the Reporting Person, nor to the best of the Reporting Person's knowledge, by any subsidiary or affiliate of the Reporting Person or any of the Reporting Person's executive officers or directors.

      (d) No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Common Stock held by the Reporting Person or by Executive Officers and Directors of the Reporting Person.

      (e) Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Agreements are included as Exhibits 1 and 2 to this Schedule 13D. A copy of the Strategic Investment Agreement is included as Exhibit 3 to this Schedule 13D. To the best of the Reporting Person's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationship (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities to the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 6. Material to be Filed as Exhibits.

Exhibit            Description

1* Digimarc Corporation Series C Preferred Stock Purchase Agreement dated December 31, 1997 by and between Digimarc Corporation and Macrovision Corporation (without exhibits).

2* Digimarc Corporation Series D Preferred Stock Purchase Agreement dated June 8, 1999 by and between Digimarc Corporation and Macrovision Corporation (without exhibits).

3 Strategic Investment Agreement dated as of September 17, 2000 by and between Digimarc Corporation and


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CUSIP No. 253-807-101                  13D                    Page 7 of 10 Pages
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                   Macrovision Corporation (without exhibits).

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*     Previously filed with the Schedule 13D dated as of June 21, 2000.


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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

                                        MACROVISION CORPORATION

                                        By: /s/ Ian Halifax
                                           -------------------------------------
                                           Name:  Ian Halifax
                                           Title: Chief Financial Officer

Dated: November 8, 2000


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                                                                      SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           OF MACROVISION CORPORATION

      The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of the Reporting Person. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 1341 Orleans Drive, Sunnyvale, California 94089.

                               BOARD OF DIRECTORS

Name                           Position
----                           --------

John O. Ryan                   Chairman of the Board of Directors and Chief
                               Executive Officer

William A. Krepick             President, Chief Operating Officer and Director

Richard S. Matuszak            Vice President-Business Development

Donna S. Birks                 Director; Executive Vice President and Chief
                               Financial
                               Officer of Adaptive Broadband Corporation*

William N. Stirlen             Director; Consultant to technology companies

Thomas Wertheimer              Director; Consultant to Universal Studios

Matthew Christiano             Director; Executive Vice-President-Engineering


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                   EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

                               Title and Present
Name                           Principal Occupation
----                           --------------------

Ian R. Halifax**               Vice President-Finance and Administration and
                               Chief Financial Officer and Secretary

Mark S. Belinsky               Senior Vice President - GLOBEtrotter Software,
                               Inc., a Macrovision corporation

Brian R. Dunn                  Senior Vice President-Computer Software Copy
                               Protection

Carol Flaherty                 Vice President-Video Copy Protection

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*     The address of Adaptive Broadband Corporation is 1143 Borregas Avenue,
      Sunnyvale, California 94089. Adaptive Broadband Corporation is a supplier of terrestrial wireless and satellite-based systems to support data communications, broadcast digital TV and telemetry networks. Adaptive Broadband Corporation also provides products for satellite-based and terrestrial wireless ultra-high speed Internet access, transport and worldwide Internet backbones.

**    British citizen.


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